UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)

                                Ultrak, Inc.
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                              (Name of Issuer)

                               Common Stock,
                              $0.01 par value
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                       (Title of Class of Securities)

                                 903898401
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                               P.O. Box 4000
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071

                               (213) 473-2000
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    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             December 20, 2002
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                SCHEDULE 13D

CUSIP No. 903898401

1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             HONEYWELL INTERNATIONAL INC.

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) |_|
                                                                (b) |_|
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3      SEC USE ONLY

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4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

             N/A
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           |_|


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

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                 7     SOLE VOTING POWER
   NUMBER OF
     SHARES                  -0-
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER
    OWNED BY                 -0-

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
   REPORTING                 -0-
                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   -0-
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)                                                         |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       00.0%
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14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
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

INTRODUCTION

          This statement amends the Schedule 13D filed on August 19, 2002, as amended on November 14, 2002, November 27, 2002, and December 9, 2002 (the "Amended Schedule 13D"), by Honeywell International Inc., a Delaware corporation ("Honeywell"), with respect to the shares of common stock, $0.01 par value ("Company Common Stock"), of Ultrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously provided on the Amended Schedule 13D.

1.        ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
FOLLOWING INFORMATION:

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On December 20, 2002, Honeywell completed its acquisition of certain assets of the Company and the Company Subsidiaries pursuant to the terms of the Asset Purchase Agreement. Accordingly, the Voting Agreements entered into by Honeywell on August 8, 2002, with certain stockholders of the Company automatically terminated, pursuant to their terms, upon the consummation of the transactions contemplated by the Asset Purchase Agreement.

2.        ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE
FOLLOWING INFORMATION

ITEM 5.   INTERESTS IN SECURITIES OF THE COMPANY.
          --------------------------------------

(a), (b), (e) On December 20, 2002, the Voting Agreements terminated, and consequently Honeywell ceased to be the beneficial owner of more than five percent of the Company Common Stock.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HONEYWELL INTERNATIONAL INC.



                                By:   /s/ Thomas F. Larkins
                                   ----------------------------------------
                                   Name:  Thomas F. Larkins
                                   Title: Vice President and Corporate
                                          Secretary

Dated: December 23, 2002